FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Hong Kong Stock Code: 5

29 November 2022

HSBC AGREES TO SELL ITS BUSINESS IN CANADA
TO ROYAL BANK OF CANADA

●
Cash consideration of CA$13.5bn (US$10.1bn)

●
HSBC Group’s estimated pre-tax gain of c.US$5.7bn

●
HSBC Group’s CET1 ratio enhanced by additional c.130bps over and above existing capital plans

●
HSBC Board to proactively consider appropriate amount of additional surplus capital created by this Transaction to be returned through a one-off dividend and/or share buybacks (in addition to any existing share buyback programme)

HSBC Holdings plc (the 'Company') announces its wholly owned subsidiary, HSBC Overseas Holdings (UK) Limited, has today entered into an agreement to sell its banking business in Canada ('HSBC Canada') to Royal Bank of Canada ('RBC'), subject to regulatory and governmental approvals, (the 'Transaction').

RBC will acquire 100% of the issued common equity of HSBC Canada for a base cash consideration of CA$13.5bn (US$10.1bn[1]). In addition, RBC will acquire all the preferred shares and the outstanding subordinated debt issued by HSBC Canada and held by the HSBC Group for approximately CA$1.1bn (US$0.8bn) and CA$1.0bn (US$0.7bn), respectively. The Transaction is expected to complete in late 2023.

Financial impacts of the Transaction on the HSBC Group (consolidated basis) are currently expected to be (based on financials as at 30 September 2022):

●
An estimated pre-tax gain for the Company of c.US$5.7bn [2], inclusive of the recycling of c.US$0.6bn in foreign currency translation reserve losses. The estimated pre-tax profit on the sale will be recognised through a combination of the consolidation of HSBC Canada's results into the Company's financial statements (between the 30 June 2022 net asset reference date and until completion), and the remaining gain on sale recognised at completion. There would be no tax on the gain recognised at completion.

●
As a consequence of the gain on sale and the disposal of the HSBC Canada RWAs, the HSBC Group's CET1 ratio will be enhanced by an additional c.130 bps over and above our existing capital plans (based on HSBC Group RWAs of US$828bn and HSBC Canada RWAs on a PRA basis of US$31bn).

We continue to target a return on average tangible equity of at least 12% from 2023, excluding the gain on this Transaction. We remain committed to this target post completion of the sale.

Our dividend approach for 2023 and 2024 remains a targeted payout ratio of 50% excluding gains on disposal, and we reiterate our ongoing policy to distribute surplus capital, where appropriate. The Board will proactively consider opportunities for organic growth and investment, and the appropriate amount of additional surplus capital created as a consequence of this Transaction to be returned by way of a one-off dividend and/or share buybacks (in addition to any existing share buyback programme). The current timing of any distributions related to this Transaction is assumed to be from early 2024 onwards, following completion.

The sale agreement follows a strategic review of HSBC Canada, which is among Canada's premier international banks with more than 130 branches and over 780,000 retail and commercial customers. The review considered HSBC Canada's relatively low market share and the Group's ability to invest in HSBC Canada's expansion and growth in the context of opportunities in other markets, and concluded that the best course of action strategically for the HSBC Group and HSBC Canada was to sell the business. The transaction will unlock significant value for the HSBC Group.

Noel Quinn, CEO of HSBC Group, commented:

"HSBC Canada is a high performing and profitable bank, with strong leadership and exceptional people. I am grateful to the whole team for their hard work in supporting our clients over many years. We decided to sell following a thorough review of the business, which assessed its relative market position within the Canadian market and its strategic fit within the HSBC portfolio, and concluded that there was a material value upside from selling the business.

"I am pleased that we have reached an agreement with RBC. The deal makes strategic sense for both parties, and RBC will take the business to the next level. We look forward to working closely with RBC's leadership team to ensure a smooth transition for our clients and colleagues. Our Group strategy is unchanged, and closing this transaction will free up additional capital to invest in growing our core businesses and to return to shareholders."

Financial terms

Under the terms of the Share Purchase Agreement dated 29 November 2022, (the 'Agreement'), RBC will acquire 100% of the issued common equity in HSBC Canada from HSBC Overseas Holdings (UK) Limited, a wholly owned subsidiary of HSBC Holdings plc, for a base cash consideration of CA$13.5bn (US$10.1bn[3]). In addition, RBC will acquire all the preferred shares and the outstanding subordinated debt issued by HSBC Canada and held by the HSBC Group at their closing par value (including accrued interest and dividend entitlements), which as at 30 June 2022 were approximately CA$1.1bn (US$0.8bn) and CA$1.0bn (US$0.7bn), respectively. The base cash consideration for the issued common equity is subject to a customary leakage adjustment.  There will also be an adjustment for additional equity capital contributions made to HSBC Canada.  As at 30 September 2022, the carrying value of HSBC Canada attributable to ordinary shareholders recognised in the Company's consolidated financial statements was US$3.4bn and the total amount of the preferred shares and subordinated debt outstanding were US$0.8bn and US$0.7bn respectively. Consideration for the sale will be settled at completion in cash, currently anticipated to be in late 2023, subject to regulatory and governmental approvals and following completion of migration steps.

The Board of Directors of the Company believes the terms of the Transaction are fair and reasonable and in the interests of shareholders as a whole. The financial terms and aggregate contemplated consideration of the Transaction were arrived at after arm's length negotiations and having taken into account the value of the component elements of HSBC Canada and the reasons for the sale set out below.

Financial impact of the Transaction

The sale would generate an estimated pre-tax gain for the Company of c.US$5.7bn, inclusive of the recycling of c.US$0.6bn in foreign currency translation reserve losses (as at 30 September 2022). The majority of the estimated pre-tax gain on sale is expected to be recognised at completion, currently anticipated to be in late 2023. There would be no tax on the gain recognised at completion.

Under the terms of the Agreement, the HSBC Group will retain control of HSBC Canada until completion and continue to make all the ordinary course of business decisions, subject to certain consent rights held by the Purchaser, therefore the results, assets and liabilities of HSBC Canada will continue to be reported in the Company's consolidated financial statements between the 30 June 2022 net asset reference date and completion of the Transaction. The estimated pre-tax profit on the sale will be recognised through a combination of the consolidation of HSBC Canada's results into the Company's financial statements (between the net asset reference date and until completion), and the remaining gain on sale recognised at completion.

Amounts in US$	Estimated P&L impact
Net asset value attributable to ordinary shareholders as at 30 June 2022 (net asset reference date)4	$3.6bn
Movements in net asset value since 30 June 20225	($0.2bn)
Transferring net asset value attributable to ordinary shareholders as at 30 September 20226	$3.4bn
Cash consideration expected to be paid at completion7	$10.1bn
$6.7bn
Other estimated P&L impacts (including transaction costs and write-offs)	($0.4bn)
Group foreign currency reserves recycling8	($0.6bn)
Estimated total pre-tax gain on sale for HSBC Group9	$5.7bn
Estimated uplift in CET1 (based on HSBC's Group and HSBC Canada's total RWAs at 30 September 2022)10	Approximately 130 bps

4 Net asset value as at 30 June 2022 converted at a CA$/US$ exchange rate of 0.7744.

5 Includes total comprehensive income, foreign currency translation impacts and the payment of dividends. In respect of dividends, on 22 July 2022, HSBC Canada declared a second interim dividend of CA$90m (US$68m) on HSBC Canada common shares in respect of the financial year ending 31 December 2022 and CA$13m (US$10m) of regular quarterly dividend for the third quarter of 2022 on all series of outstanding HSBC Canada Class 1 preferred shares, both payable to HSBC Holdings plc. Under the terms of the Agreement, no other dividends on common shares will be declared or paid to HSBC Holdings plc thereafter, whereas dividends attributable to preference shares will continue to be paid.

6 Net asset value as at 30 September 2022 converted at a CA$/US$ exchange rate of 0.7292.

7 Base consideration of CA$13.5bn converted at a CA$/US$ exchange rate of 0.7469 for 100% of the issued common equity in HSBC Canada.

8 The recycling of foreign currency translation reserves to profit and loss has no incremental capital impact.

9 The Company's existing 50% dividend pay-out ratio approach will exclude any reported gain on sale from this transaction, recognised through a combination of the consolidation of HSBC Canada's results into the Company's financial statements (between the net asset reference date and until completion), and the remaining gain on sale recognised at completion.

10 Estimated HSBC Group consolidated common equity tier 1 capital ratio over and above existing capital plans impact calculated using financial statements dated 30 September 2022 and therefore may be impacted by circumstances arising between this date and the date of completion of the Transaction. Estimated impacts are computed based on direct transaction profit and loss impacts and related RWAs.

At completion, it is estimated that the sale of HSBC Canada would reduce RWAs at an HSBC Group consolidated level under UK regulatory rules by up to US$31bn based on 30 September 2022 figures. The HSBC Group has a consolidated CET1 ratio of 13.4% as at 30 September 2022.  The impact of the pre-tax profit (excluding the foreign currency translation reserve recycling which has no impact on CET1) together with the reduction in RWAs, would be expected to lead to an estimated increase in the HSBC Group consolidated common equity tier 1 capital ratio of approximately 130 basis points over and above existing capital plans (based on HSBC Group capital and RWAs at 30 September 2022). The estimated impact is computed based solely on direct transaction profit and loss impacts and related RWAs.

The Group intends to hedge the Transaction cash proceeds from a currency perspective to minimise the retranslation risk of the US$ equivalent of CA$13.5bn on completion.  This hedging may lead to a temporary increase in Group RWAs of up to c.US$10bn with an associated temporary reduction in the Group CET1 ratio by up to c.20bps (based on RWAs of US$828.3bn as at 30 September 2022) and some limited income statement volatility until the Transaction completes, at which point the hedging and associated RWAs will cease to exist.

Further information

As at 31 December 2021, the value of the gross assets of HSBC Canada was US$94.6bn, including US$54.2bn of customer loans balances and the value of the net assets of HSBC Canada was US$5.4bn. The business also had customer deposit balance of US$58.1bn. HSBC Canada generated US$1.51bn and US$1.77bn of revenues, incurred US$0.96bn and US$1.04bn of operating expenses, and recognised a US$0.24bn and US$(0.04)bn charge/(release) for expected credit losses, during the financial years ended 31 December 2020, and 2021, respectively. The profit before tax for HSBC Canada for the financial years ended 31 December 2020 and 31 December 2021 was US$0.30bn and US$0.76bn respectively. The profit after tax for HSBC Canada for the financial years ended 31 December 2020 and 31 December 2021 was US$0.23bn and US$0.57bn respectively, converted at the prevailing exchange rates of the respective periods. As at 31 December 2021, HSBC Canada reported RWAs (on a PRA basis) of US$30.3bn.

Linda Seymour is the Chief Executive Officer and Daniel Hankinson is the Chief Financial Officer of HSBC Canada.

J.P. Morgan Cazenove and HSBC Global Banking acted as financial advisers to the Company in connection with the Transaction.

The Transaction is being treated as a Class 2 transaction for the purposes of the UK Financial Conduct Authority's Listing Rules and, in view of a cap on the overall consideration for the Transaction to be included in the Agreement, as a disclosable transaction under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the 'Hong Kong Listing Rules').

To the best of the knowledge, information and belief of the Directors of the Company having made all reasonable enquiries, the Purchaser and its ultimate beneficial owners are third parties independent of the Company and its connected persons (as defined under the Hong Kong Listing Rules).

This announcement is released by HSBC Holdings plc and contains information that qualified as inside information for the purposes of Article 7 of Regulation (EU) No 596/2014 as it forms part of the domestic law of the United Kingdom by virtue of the European Union (Withdrawal Agreement) Act 2018 ('UK MAR'), encompassing information relating to the Transaction described above.

Miscellaneous

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises: Mark Tucker*, Noel Quinn, Geraldine Buckingham†, Rachel Duan†, Carolyn Julie Fairbairn†, James Anthony Forese†, Steven Guggenheimer†, José Antonio Meade Kuribreña†, Eileen K Murray†, David Nish†, Ewen Stevenson and Jackson Tai†.

* Non-executive Group Chairman

† Independent non-executive Director

For and on behalf of
HSBC Holdings plc

Aileen Taylor
HSBC Group Company Secretary and Chief Governance Officer

This announcement contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements may be identified by the use of terms such as 'expects,' 'targets,' 'believes,' 'seeks,' 'estimates,' 'may,' 'intends,' 'plan,' 'will,' 'should,' 'potential,' 'reasonably possible', 'anticipates,' 'project', or 'continue', variation of these words, the negative thereof or similar expressions or comparable terminology. HSBC has based the forward-looking statements on current plans, information, data, estimates, expectations and projections about, among other things, results of operations, financial condition, prospects, strategies and future events, and therefore undue reliance should not be placed on them. These forward-looking statements are subject to risks, uncertainties and assumptions about us, as described under 'Cautionary statement regarding forward-looking statements' contained in the HSBC Holdings plc Annual Report on Form 20-F for the year ended 31 December 2021, filed with the SEC on 24 February 2022 (the '2021 Form 20-F') and in other reports on Form 6-K furnished to or filed with the SEC subsequent to the 2021 Form 20-F ('Subsequent Form 6-Ks'). HSBC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur. Investors are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates. No representation or warranty is made as to the achievement or reasonableness of and no reliance should be placed on such forward-looking statements. Additional information, including information on factors which may affect the HSBC Group's business, is contained in the 2021 Form 20-F and Subsequent Form 6-Ks.

Media enquiries to:
UK - Kirsten Smart                    +44 7725 733 311                      pressoffice@hsbc.com
Canada - Sharon Wilks              +1 647 388 1202                        sharon_wilks@hsbc.ca

Investor enquiries to:
Richard O'Connor                      +44 (0)20 7991 6590                  investorrelations@hsbc.com

Supplementary information

J.P. Morgan Securities plc, which conducts its UK investment banking business as J.P. Morgan Cazenove ('J.P. Morgan Cazenove'), and which is authorised in the United Kingdom by the Prudential Regulation Authority (the 'PRA') and regulated by the PRA and the Financial Conduct Authority,  is acting as financial adviser exclusively for HSBC Holdings plc and no one else in connection with the Potential Transaction and will not regard any other person as its client in relation to the Potential Transaction and will not be responsible to anyone other than HSBC Holdings plc for providing the protections afforded to clients of J.P. Morgan Cazenove or its affiliates, nor for providing advice in relation to the Potential Transaction or any other matter or arrangement referred to herein.

HSBC Bank plc ('HSBC'), which is authorised by the Prudential Regulation Authority and regulated in the United Kingdom by the Financial Conduct Authority and the Prudential Regulation Authority, is acting as financial adviser to HSBC Holdings plc and no one else in connection with the matters described in this Announcement and will not be responsible to anyone other than HSBC Holdings plc for providing the protections afforded to clients of HSBC, or for providing advice in connection with the matters referred to herein. Neither HSBC nor any of its group undertakings or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of HSBC in connection with this Announcement or any matter referred to herein.

Notes to editors:

1. HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 63 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,992bn at 30 September 2022, HSBC is one of the world's largest banking and financial services organisations.

The head office of HSBC Canada is located at 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E9.

2. About RBC
Royal Bank of Canada is one of Canada's biggest banks, and among the largest in the world based on market capitalisation. It has over 92,000 employees serving 17m clients in Canada, the US and 27 other countries. It is one of North America's leading diversified financial services companies, and provides personal and commercial banking, wealth management, insurance, investor services and capital markets products and services on a global basis.

[1] Converted at a CA$/US$ exchange rate of 0.7469.
[2] The majority of the gain on sale of c.US$5.7bn will be recognised on completion, reduced by earnings recognised by the HSBC Group in the period to completion.
[3] Converted at a CA$/US$ exchange rate of 0.7469

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 29 November 2022